SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Overseas Shipholding Group, Inc.

(Name of Issuer)

Class A Common Stock (par value $0.01 per share)

(Title of Class of Securities)

69036R103

(CUSIP Number)

William J. Brown

BHR Capital, LLC

545 Madison Avenue, 10th Floor

New York, NY 10022

(212) 378-0834

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R103

1.	Names of Reporting Persons. BHR Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,209,268
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,209,268
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,209,268
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 69036R103

1.	Names of Reporting Persons. BHR-OSG On-Shore Funding LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,260,168
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,260,168
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,260,168
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%
14.	Type of Reporting Person (See Instructions) OO

EXPLANATORY NOTE

On May 1, 2015, the Reporting Persons (as defined in Item 2) filed a Schedule 13G relating to the Class A Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1). The Reporting Persons are filing this Schedule 13D pursuant to Rule 13d-1(e)(1) under the Securities Exchange Act of 1934.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Overseas Shipholding Group, Inc., a Delaware corporation (“Issuer”), and Warrants exercisable for Class A Common Stock (the “Class A Warrants,” and collectively with the Class A Common Stock, the “Class A Securities”). The Issuer’s principal executive office is located at 1301 Avenue of the Americas, New York, NY 10019.

Item 2.	Identity and Background

(a) This statement is being filed by the beneficial owners of Class A Securities:

i.	BHR-OSG On-Shore Funding LLC, a Delaware limited liability company (“BHR-OSG”), with respect to Class A Securities directly owned by it.

ii.	BHR Capital LLC, a Delaware limited liability company (“BHR Capital”), which serves as the Managing Member of BHR-OSG and as the investment manager of certain other investment funds.

BHR-OSG and BHR Capital are referred to herein as the “Reporting Persons.”

Three investment vehciles (the “Vehicles”) advised by BHR Capital directly hold the Class A Securities over which BHR Capital has beneficial ownership including BHR-OSG, BHR Master Fund, Ltd. (“BHR Master”), and BHR OC Master Fund, Ltd. (“BHR OC Master”). BHR Capital is the Managing Member of BHR-OSG and is the investment adviser to BHR Master and BHR OC Master.

The executive officers, directors and control persons of the Reporting Persons (each a “Control Person”) are as follows:

Michael Thompson	Managing Member of BHR Capital and controls the investment activities of the Vehicles.
William Brown	President, COO and Chief Compliance Officer of BHR Capital; Director of BHR Master and BHR OC Master.
Glenn Sloat	Director of BHR Master.
Antoine Bastian	Director of BHR Master.
Michael Levin	Director of BHR OC Master.
Joshua Barlow	Director of BHR OC Master.

(b) The address of the principal business office of each Reporting Person and each Control Person is 545 Madison Avenue, 10th Floor, New York, NY 10022.

(c) The principal business of (i) BHR-OSG is to serve as a private investment vehicle, (ii) BHR Capital is to serve as the investment manager to a number of private investment vehicles (including BHR-OSG, BHR Master and BHR OC Master) and to make investment decisions on behalf of those invesmtment vehicles and (iii) each Control Person is to serve in the position(s) for BHR Capital, BHR Master or BHR OC Master, as applicable, as described above .

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any Control Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any Control Person, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Thompson, Mr. Brown, Mr. Sloat, Mr. Levin and Mr. Barlow are U.S. Citizens. Mr. Bastain is a citizen of the Commonwealth of the Bahamas.

Item 3.	Source and Amount of Funds or Other Consideration

BHR Master and BHR OC Master used funds from working capital to acquire the Class A Securities that they beneficially own. BHR-OSG acquired the Class A Securities that it beneficially owns through an in-kind contribution from BHR Master.

Item 4.	Purpose of Transaction

On April 29, 2015 BHR-OSG acquired the Class A Securities that it currently beneficially owns through an in-kind contribution from BHR Master. The Issuer is subject to The Jones Act, which restricts foreign ownership of vessels engaged in coastwise trade in the United States. As a result, the Class A Warrants, when held by BHR Master (a Cayman Corporation), were not convertible into Class A Common Stock. BHR-OSG was formed, in part, to address this restriction and allow U.S. investors in BHR Master to take indirect ownership of their Class A Securities (including Class A Warrants) through BHR-OSG (a U.S. Delaware limited liability company) to allow possible future conversion of the Class A Warrants into Class A Common Stock.

The Reporting Persons acquired the Class A Securities over which they exercise beneficial ownership in the belief that the Class A Securities represent an attractive investment opportunity. The Reporting Persons and the Control Persons from time to time may enter into discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer. Such discussions may include one or more members of management, the board, other stockholders of the Issuer and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions may include reviewing various options available to the Issuer and/or making proposals for enhancing or maximizing shareholder value through various strategic alternatives, including changes to the capitalization, ownership structure, operations, or Certificate of Incorporation or Bylaws of the Issuer, or any strategic transaction or similar opportunities. The Reporting Persons and the Control Persons may also explore increasing their ownership position in the Issuer, through open market purchases, an acquisition of securities from other significant stockholders, or otherwise based on market conditions and other developments at the time.

The Reporting Persons and the Control Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board and/or management, price levels of the Issuer’s (or that of any of its affiliates) common stock and/or other instruments, other investment opportunities available to the Reporting Persons and the Control Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Class A Common Stock or Class A Warrants and/or other equity, debt, notes, other securities, or derivatives or other instruments that are based upon or relate to the value of the common stock of the Issuer and/or any of its affiliates (collectively, the “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Rows 11-13 of the cover page of this Schedule 13D with respect to each Reporting Person is incorporated herein by reference. The Reporting Persons’ beneficial ownership includes 14,510,834 Class A Warrants exercisable into shares of Class A Common Stock within the next 60 days. The percentage of Class A Common Stock beneficially owned is based on 310,752,322 shares of Class A Class A Common Stock outstanding as of March 2, 2015, as reported in the Issuer’s Form 10-K/A filed on March 24, 2015.

(b) Rows 7-10 of the cover page of this Schedule 13D with respect to each Reporting Person is incorporated herein by reference.

(c) The disclosure in Item 4 of this Schedule 13D is incorporated herein by reference.

(d) To the knowledge of the Reporting Persons and the Control Persons, no person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, including in Item 4, of this Schedule 13D, to the best knowledge of the Reporting Persons and the Control Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, among the Control Persons or between the Reporting Persons or the Control Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Registration Rights Agreement

The Vehicles and BHR-OSG are parties to a registration rights agreement with the Issuer, dated May 2, 2014 and amended May 26, 2014 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer will be required to register, on a registration statement to be filed with the Securities and Exchange Commission (“SEC”), the resale of the Class A Securities held by the Vehicles and BHR-OSG.

Under the terms of the Registration Rights Agreement, the Vehicles and BHR-OSG are provided with certain demand registration rights subject to certain conditions and limitations. At any time and from time to time after a shelf registration statement has been declared effective by the SEC, the Vehicles and BHR-OSG may request to sell all or any portion of their Registrable Securities (as defined in the Registration Rights Agreement) in an underwritten offering, provided that the total offering price of the securities to be offered in such offering is reasonably expected to exceed, in the aggregate (i) in the case of a demand by at least one selling securityholder that is an “affiliate” (within the meaning of Rule 405 under the Securities Act of 1933, as amended), $25 million or (ii) in all other cases, $75 million.

Non-Disclosure Agreement

BHR Capital has entered into a non-disclosure agreement (“NDA”) with the Issuer under which it may from time-to-time acquire material non-public information (“MNPI”) regarding the Issuer. To the extent that BHR Capital is in possession of such MNPI, the NDA and applicable securities law prohibits BHR Capital and any affiliate from transacting in securitries of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of May 4, 2015, by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2015

BHR CAPITAL LLC

By:	/s/ William J. Brown
Name:	William J. Brown
Title:	President & COO

BHR-OSG ON-SHORE FUNDING LLC

By:	BHR Capital LLC

By:	/s/ William J. Brown
Name:	William J. Brown
Title:	President & COO of BHR Capital LLC,
its Managing Member